July 15, 2024

Matthew Derby

Megan Akst

Kathleen Collins

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Phunware, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Response dated May 28, 2024
File No. 001-37862

Ladies and Gentlemen:

Our firm represents Phunware, Inc. (the “Company”). On behalf of the Company, reference is made to the comment letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 28, 2024, relating to the above-referenced filing (the “Comment Letter”). As discussed with Mr. Derby, the Company requests additional time to respond to the Comment Letter. The Company intends to provide a response to the Commission on or before August 5, 2024. Thank you for this courtesy.

If you have any additional questions regarding the above, please contact me by phone at (214) 745-5394 or e-mail at jmcphaul@winstead.com.

Sincerely,

/s/ Jeffrey M. McPhaul
Jeffrey M. McPhaul

Cc:	Michael Snavely (Chief Executive Officer, Phunware, Inc.)
Chris Olive (Chief Legal Officer, Phunware, Inc.)
Troy Reisner (Chief Financial Officer, Phunware, Inc.)